Exhibit 99.(a)(1)(E)

NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

                If you previously elected to accept Tularik Inc.’s (“Tularik”) Offer to Exchange, and you would like to change your election and reject the Offer, you must sign this Notice and return it to Chris Smith or Brandy Garduno at Tularik before 5:00 p.m., Pacific Standard Time, on January 17, 2003, unless the Offer is extended. This Notice of Change in Election may be sent via mail or courier to the attention of Chris Smith or Brandy Garduno at Tularik’s corporate offices in South San Francisco, California. Notices will also be accepted via facsimile at (650) 825-7392 or via email at exchange@tularik.com. If you do elect to return this Notice via email or facsimile, please provide us with an original executed copy as soon as possible. If you have questions regarding the process for returning this Notice, please contact Chris Smith or Brandy Garduno via email at exchange@tularik.com. Alternatively, you may reach Chris Smith via telephone at (650) 825-7395 or Brandy Garduno at (650) 825-7206.

To Tularik Inc.:

                I previously received a copy of the Offer to Exchange (dated December 19, 2002), the cover letter, the Summary of Terms and an Election Form. I signed and returned the Election Form, in which I elected to accept Tularik’s Offer to Exchange with grant dates listed below (the “Listed Option(s)”). I now wish to change that election, and reject Tularik’s Offer to Exchange with respect to the Listed Option(s). I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my acceptance of the Offer, and reject the Offer to Exchange instead. I have read and understand all of the terms and conditions of the Offer to Exchange.

                I understand that in order to reject the Offer, I must sign and deliver this Notice to Chris Smith or Brandy Garduno at Tularik’s corporate offices in South San Francisco, California before 5:00 p.m., Pacific Standard Time, on January 17, 2003, or if Tularik extends the deadline to exchange options, before the extended expiration of the Offer.

                By rejecting the Offer to Exchange with respect to the Listed Option(s), I understand that I will not receive any Replacement Options, and I will keep the Listed Options. These options will continue to be governed by the stock option plan under which these options were granted and the existing option agreements between Tularik and me.

                I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

                I do not accept the Offer to Exchange Eligible Options.

Date:

Optionee Signature

Name:

(Please print)

Tularik hereby agrees and accepts this Notice of Change in Election from Accept to Reject, and such acceptance shall be binding on Tularik’s successors, assigns and legal representatives:

TULARIK INC.

By:	Date:

Title: